

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

      Re: Bit Digital, Inc
          Amendment No. 2 to
          Registration Statement on Form F-3
          Filed February 28, 2022
          File No. 333-257934

Dear Mr. Bullett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-3

General

1.   Please provide us with a legal analysis that details why you continue to qualify as a foreign private issuer after moving your operations to North America. Refer to Rule 405 of Regulation C under the Securities Act of 1933.

Cover Page

2.   Please revise your cover page to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your

company. In addition, please add a cross-reference to where the determination announced by the PCAOB on December 16, 2021 and the Holdings Foreign Companies Accountable Act are discussed in greater detail.

Summary of Information, page 4

3. Please remove the second bullet point on page 6 that states "since the Company has no PRC subsidiaries in mainland China and has terminated the process to form one in mainland China, the Company is not subject to liquidity risks in mainland China." In this regard we note that the Summary of Information section is intended to contain a summary of material risks.

4. We note your disclosure on page 5 that "[n]otwithstanding the termination of [y]our bitcoin mining operations in China, [you] presently intend to continue [y]our limited administrative activities described above in China and Hong Kong through our Hong Kong subsidiaries, in order to take advantage of [y]our existing bitcoin mining relationships and continue to access the spot market and Chinese manufacturers of bitcoin mining equipment." Please disclose whether you may have difficulties in transferring cash to or from your Hong Kong subsidiaries and whether you could have difficulties transferring the bitcoin mining equipment from your Hong Kong subsidiaries to your other subsidiaries. In addition, address this risk in your risk factors section.

 Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.